UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                     (Amendment No.   49  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser            Andrew A. Quartner
               AT&T Corp.             AT&T Wireless Services, Inc.
         32 Avenue of the Americas           (formerly McCaw
          New York, NY 10013-2412    Cellular Communications, Inc.)
             (212) 387-5400            1150 Connecticut Ave., NW
                                         Washington, DC 20036
                                            (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         October 3, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                           SCHEDULE 13D

CUSIP No.  0005327630

1.  Name of Reporting Person:                      AT&T Corp.
    SS or IRS Identification No. of
    Above Person:                                  13-4924710

2.  Check the appropriate box if a member of a group:
    (a) [  ]       (b) [  ]

3.  SEC USE ONLY

4.  Source of Funds:    OO

5.  Check box if disclosure of legal proceeding is required
    pursuant to Item 2(d) or 2(e):     [   ]

6.  Citizenship or place of organization:  New York

Number of shares beneficially owned by each reporting person with:

7.  Sole voting power:                             100
    (Indirectly through its control of AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.))

8.  Share voting power:                            None

9.  Sole dispositive power:                        100
    (Indirectly through its control of AT&T Wireless Services, Inc.)

10. Share dispositive power:                       None

11. Aggregate amount beneficially owned by each reporting
    person:   100

12. Check box if the aggregate amount in row (11) excludes
    certain shares:     [   ]

13. Percent of class represented by amount in row (11):  100%

14. Type of reporting person:          CO

                           SCHEDULE 13D

CUSIP No.  0005327630

1.  Name of Reporting Person:   AT&T Wireless Services, Inc.
                                    (formerly McCaw Cellular
                                     Communications, Inc.)
    SS or IRS Identification No. of
    Above Person:                                  91-1379052

2.  Check the appropriate box if a member of a group:
    (a) [  ]       (b) [  ]

3.  SEC USE ONLY

4.  Source of Funds:    AF

5.  Check box if disclosure of legal proceeding is required
    pursuant to Item 2(d) or 2(e):     [  ]

6.  Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

7.  Sole voting power:                             100
    (Indirectly through its control of MMM Holdings, Inc.)

8.  Share voting power:                            None

9.  Sole dispositive power:                        100
    (Indirectly through its control of MMM Holdings, Inc.)

10. Share dispositive power:                       None

11. Aggregate amount beneficially owned by each reporting
    person:   100

12. Check box if the aggregate amount in row (11) excludes
    certain shares:     [  ]

13. Percent of class represented by amount in row (11):  100%

14. Type of reporting person:          CO

                           SCHEDULE 13D

CUSIP No.  0005327630

1.  Name of Reporting Person:                MMM Holdings, Inc.
    SS or IRS Identification No. of
    Above Person:

2.  Check the appropriate box if a member of a group:
    (a) [  ]       (b) [  ]

3.  SEC USE ONLY

4.  Source of Funds:    AF

5.  Check box if disclosure of legal proceeding is required
    pursuant to Item 2(d) or 2(e):     [  ]

6.  Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

7.  Sole voting power:                             100

8.  Share voting power:                            None

9.  Sole dispositive power:                        100

10. Share dispositive power:                       None

11. Aggregate amount beneficially owned by each reporting
    person:   100

12. Check box if the aggregate amount in row (11) excludes
    certain shares:     [  ]

13. Percent of class represented by amount in row (11):  100%

14. Type of reporting person:          CO

     This Amendment No. 49 (the "Amendment") amends the Schedule 13D originally filed on April 7, 1988, as previously amended (the "Schedule 13D"), with regard to the Common Stock, par value $.01 per share ("Common Stock"), of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or the "Issuer"), as set forth below.
 Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

     The information contained in Items 4 and 6 of the Schedule
13D is hereby supplemented by the following:

     On October 3, 1995, the Merger was consummated. Pursuant to the Merger, each publicly held Share (other than Dissenting Shares, as defined in the Amended Merger Agreement) was converted into the right to receive $129.9003 in cash, and the Reporting Persons increased their effective ownership of Shares to 100% of the total number of Shares outstanding.

     The full text of the press release issued by AT&T and AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.) ("AT&T Wireless") on October 3, 1995, announcing the shareholder vote on and expected consummation of the Merger, is attached hereto as Exhibit 99.1.

Item 5.  Interest in Securities of the Issuer

     The information contained in Item 5(a) of the Schedule 13D is hereby amended by the following:

     MMM owns directly 100 Shares, representing 100% of the total number of Shares outstanding. None of the other Reporting
Persons owns any Shares.  To the best knowledge of the Reporting
Persons, no director or executive officer of any of the Reporting
Persons beneficially owns any Shares.

     The information contained in Item 5(c) of the Schedule 13D is hereby supplemented by the following:

     On October 3, 1995, the Merger was consummated.

Item 7.  Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby supplemented by the following:

99.1 Press release issued by AT&T and AT&T Wireless on October 3, 1995.

                            SIGNATURE

     The undersigned hereby agree that this Amendment to Schedule
13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                              AT&T CORP.


                              By:  MARILYN J. WASSER
                                   ------------------------
Date:  October 4, 1995             Marilyn J. Wasser
                                   Vice President-Law
                                   and Secretary



                              AT&T WIRELESS SERVICES, INC.



                              By:  ANDREW A. QUARTNER
                                   ------------------------
Date:  October 4, 1995             Andrew A. Quartner
                                   Senior Vice President-Law



                              MMM HOLDINGS, INC.



                              By:  ANDREW A. QUARTNER
                                   ------------------------
Date:  October 4, 1995             Andrew A. Quartner
                                   Senior Vice President-Law

                          EXHIBIT INDEX



     99.1 Press release issued by AT&T and AT&T Wireless on October 3, 1995.